Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary of the shares of beneficial interest of Peakstone Realty Trust (“PKST”) does not purport to be complete and is qualified in its entirety by reference to, the applicable provisions of our declaration of trust and our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K (the “Form 10-K”) of which this Exhibit is a part, and the applicable provisions of the Maryland General Corporation Law (“MGCL”). Our classes of common shares, as described below, are our only securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” in this Exhibit refer solely to PKST and its consolidated subsidiaries. Capitalized terms used but not defined in this Exhibit shall have the meanings set forth in the Form 10-K.
Description of Shares
Our declaration of trust authorizes us to issue up to 1,000,000,000 shares of beneficial interest, of which 800,000,000 shares are designated as common shares at $0.001 par value per share and 200,000,000 shares are designated as preferred shares at $0.001 par value per share. Our 800,000,000 common shares are authorized as follows: 60,000,000 shares are classified as Class T shares, 60,000,000 shares are classified as Class S shares, 60,000,000 shares are classified as Class D shares, 60,000,000 shares are classified as Class I shares, 40,000,000 shares are classified as Class A shares, 75,000,000 shares are classified as Class AA shares, 5,000,000 are classified as Class AAA shares and 440,000,000 are classified as Class E shares. Of the 200,000,000 preferred shares that are authorized, 10,000,000 shares have been designated as Series A Cumulative Perpetual Convertible Preferred Shares. Our Board of Trustees (the “Board”), with the approval of a majority of the trustees and without any action by our shareholders, may amend our declaration of trust to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue.
Our declaration of trust also contains a provision permitting our Board, with the approval of a majority of the trustees and without any action by our shareholders, to classify or reclassify any unissued common share or preferred share into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other distributions, qualifications, or terms or conditions of redemption of any new class or series of shares, subject to certain restrictions, including the express terms of any class or series of shares outstanding at the time. We believe that the power to classify or reclassify unissued shares and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
Our declaration of trust and our bylaws contain certain provisions that could make it more difficult to acquire control of our Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our Company to negotiate first with our Board. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.
Common Shares
General
Subject to any preferential rights of any other class or series of shares and to the provisions of our declaration of trust regarding the restriction on the transfer of common shares, the holders of common shares are entitled to such distributions as may be authorized from time to time by our Board out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our shareholders.
Upon issuance for full payment, all common shares issued will be fully paid and non-assessable. Holders of common shares will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights. Class T shares, Class S shares, Class D shares, Class I shares, Class A shares, Class AA shares, Class AAA shares and Class E shares will vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our shareholders; provided that with respect to (A) amendments of our declaration of trust which would materially and adversely affect the rights, preferences and privileges of a particular class of common shares; (B) any matter submitted to shareholders that relates solely to a particular class of common shares; and (C) any matter submitted to shareholders in which the interests of a particular class of common shares differ from the interests of any other class of common shares, only the holders of such affected class are entitled to vote.
Our declaration of trust does not provide for cumulative voting in the election of our trustees. Therefore, the holders of a majority of our outstanding common shares who are present in person or by proxy at a meeting of shareholders can elect our entire Board; provided, however, effective as of, and subject to the occurrence of, the listing of a class of our common shares on the New York Stock Exchange (the “Listing”), our trustees will be elected by a plurality of all votes cast at a meeting of shareholders.
There is currently no established public trading market for our common shares. Therefore, until the Listing occurs, there is a risk that a shareholder may not be able to sell our shares at a time or price acceptable to the shareholder, or at all.
Rights Upon Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds thereof, will be distributed among the holders of Class T, Class S, Class D, Class I, Class A, Class AA, Class AAA and Class E shares ratably in proportion to the respective net asset value per share (“NAV”) for each class until the NAV for each class has been paid. Each holder of shares of a particular class of common shares will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of shares of such class then outstanding. If there are remaining assets available for distribution to our common shareholders after each class has received its NAV (which is not likely because NAV would be adjusted upward prior to the liquidating distribution), then any such excess will be distributed to holders of our Class T, Class S, Class D, Class I, Class A, Class AA, Class AAA and Class E shares ratably in proportion to the respective NAV for each class.
Preferred Shares
Our declaration of trust authorizes our Board to designate and issue one or more classes or series of preferred shares without shareholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred shares. Because our Board has the power to establish the preferences and rights of each class or series of preferred shares, it may afford the holders of any series or class of preferred shares preferences, powers, and rights senior to the rights of holders of common shares. However, our Board passed a resolution, pursuant to a requirement of the State of Washington, that we will not issue preferred shares with voting rights that will limit or subordinate the voting rights of common shareholders afforded by Section VI.B of the NASAA REIT Guidelines; provided, however, that we may permit preferred shareholders to elect and remove class-specific trustees as long as a majority of trustees are elected by the common shareholders. Payment of any distribution preferences of outstanding preferred shares would reduce the amount of funds available for the payment of distributions on the common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common shareholders, likely reducing the amount common shareholders would otherwise receive upon such an occurrence.
The Board designated 10,000,000 authorized but unissued shares of preferred shares as “Series A Cumulative Perpetual Convertible Preferred Shares” (the “Series A Preferred Shares”)
Rank
With respect to distribution rights and rights upon liquidation, dissolution or winding up of us, the Series A Preferred Shares rank senior to shares of our common shares.
Liquidation Preference
Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holders of the Series A Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders, after payment of or provision for our debts and other liabilities, liquidating distributions, in cash or property at its fair market value as determined by our Board, in the amount, for each outstanding share of Series A Preferred Shares equal to $25.00 per Series A Preferred Share (the “Liquidation Preference”), plus an amount equal to any accumulated and unpaid distributions to the date of payment, before any distribution or payment is made to holders of shares of our common shares or any other class or series of equity securities ranking junior to the Series A Preferred Shares but subject to the preferential rights of holders of any class or series of equity securities ranking senior to the Series A Preferred Shares. After payment of the full amount of the Liquidation Preference to which they are entitled, plus an amount equal to any accumulated and unpaid distributions to the date of payment, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets.
In the event that, upon any liquidation of us, our available assets are insufficient to pay the Liquidation Preference on all outstanding Series A Preferred Shares, plus an amount equal to any accumulated and unpaid distributions to the date of such payment and any corresponding amounts payable as liquidating distributions on all other classes or series of equity securities ranking on a parity with the Series A Preferred Shares in the distribution of assets upon a liquidation, then the holders of Series A Preferred Shares and all other such equity securities ranking on a parity with the Series A Preferred Shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions per share to which they would otherwise be respectively entitled.

As of December 31, 2022, we had issued 5,000,000 Series A Preferred Shares, which would represent approximately 12.6% of our common shares on an as converted, fully diluted basis.
Distributions
Subject to the terms of the articles supplementary designating the terms of the Series A Preferred Shares (the “articles supplementary”), the holders of the Series A Preferred Shares are entitled to receive distributions quarterly in arrears at a rate equal to one-fourth (1/4) of the applicable varying rate, as follows:
i.6.55% from and after the First Issuance Date, or if the Second Issuance occurs, 6.55% from and after the Second Issuance Date until the five year anniversary of the First Issuance Date, or if the Second Issuance occurs, the five year anniversary of the Second Issuance Date (the “Reset Date”), subject to paragraphs (iii) and (iv) below;
ii.6.75% from and after the Reset Date, subject to paragraphs (iii) and (iv) below;
iii.if a listing of our shares of Class E common shares or the Series A Preferred Shares on a national securities exchange registered under Section 6(a) of the Exchange Act, does not occur by August 1, 2020 (the “First Triggering Event”), 7.55% from and after August 2, 2020, and 7.75% from and after the Reset Date, subject to romanette (iv) below and certain conditions as set forth in the articles supplementary; or
iv.if such a listing does not occur by August 1, 2021, 8.05% from and after August 2, 2021 until the Reset Date, and 8.25% from and after the Reset Date.
Redemption Rights
The Series A Preferred Shares may be redeemed by us, in whole or in part, at our option, at a per share redemption price in cash equal to $25.00 per Series A Preferred Share (the “Redemption Price”), plus any accumulated and unpaid distributions on the Series A Preferred Shares up to the redemption date, plus, a redemption fee of 1.5% of the Redemption Price in the case of a redemption that occurs on or after the date of the First Triggering Event, but before the date that is five years from the First Issuance Date.
In the event we fail to effect a listing of our common shares or Series A Preferred Shares by August 1, 2023, the holder of any Series A Preferred Shares has the option to request a redemption of such shares on or on any date following August 1, 2023, at the Redemption Price, plus any accumulated and unpaid distributions up to the redemption date (the “Redemption Right”); provided, however, that no holder of the Series A Preferred Shares shall have a Redemption Right if a listing occurs prior to or on August 1, 2023.

Conversion Rights
Subject to our redemption rights and certain conditions set forth in the articles supplementary, a holder of the Series A Preferred Shares, at his or her option, will have the right to convert such holder’s Series A Preferred Shares into shares of our Class E common shares any time after the earlier of (i) August 13, 2023, or if the Second Issuance occurs, five years from the Second Issuance Date or (ii) a Change of Control (as defined in the articles supplementary) at a per share conversion rate equal to the Liquidation Preference divided by the then Common Share Fair Market Value (as defined in the articles supplementary).
Voting Rights
Except as set forth in the articles supplementary, the holders of the Series A Preferred Shares are not entitled to vote at any meeting of our shareholders for election of trustees or for any other purpose or otherwise to participate in any action taken by us or our shareholders.
The foregoing description of the Series A Preferred Shares and the articles supplementary does not purport to be complete and is qualified in its entirety by the articles supplementary.
Registration Rights Agreement
In connection with our merger with Griffin Capital Essential Asset REIT, Inc. (“EA-1”), we assumed, as the successor of EA-1 and its operating partnership, a registration rights agreement (the “Registration Rights Agreement”) dated December 14, 2018, among EA-1, its operating partnership and Griffin Capital, LLC (“GC LLC”). Pursuant to the Registration Rights Agreement, GC LLC (or any successor holder) has the right after November 30, 2020 (the “Lock-Up Expiration”) to request us to register for resale, under the Securities Act, our common shares issued or issuable to such holder. The Registration Rights Agreement also grants GC LLC (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.
Meetings and Special Voting Requirements
Subject to restrictions on transfers of our shares set forth in our declaration of trust, and subject to the express terms of any series of preferred shares, each holder of common shares is entitled at each meeting of shareholders to one vote per share owned by such shareholder on all matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of our Board, which means that the holders of a majority of our outstanding common shares who are present in person or by proxy at a meeting of shareholders can elect all of the trustees then standing for election and the holders of the remaining common shares will not be able to elect any trustees; provided, however, effective as of, and subject to the occurrence of, the Listing, our trustees will be elected by a plurality of all votes cast at a meeting of shareholders.
Under Maryland law, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge with or convert into another entity, unless the action is advised by its board of trustees and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland real estate investment trust may provide in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for certain amendments described in our declaration of trust that require only approval by our board of trustees, our declaration of trust provides for approval of any of these matters by the affirmative vote of not less than a majority of all of the votes entitled to be cast on such matters.
Restrictions on Ownership and Transfer
In order for us to continue to qualify as a REIT under the Internal Revenue Code (the “Code”), we must meet the following criteria regarding our shareholders’ ownership of our shares:
•five or fewer individuals (as defined in the Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and
•100 or more persons must beneficially own our shares during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.
We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure our shareholders that this prohibition will be effective. Because we believe it is essential for us to continue to qualify as a REIT, our declaration of trust provides (subject to certain exceptions) that no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or in number, whichever is more restrictive, as determined in good faith by our Board) of our common shares or more than 9.8% of the value (as determined in good faith by our Board) of the aggregate of our outstanding shares. The 9.8% ownership limit must be measured in terms of the more restrictive of value or number of shares.
Our Board, in its sole discretion, may waive this ownership limit if evidence satisfactory to our Board is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our trustees determine that it is no longer in our best interests to continue to qualify as a REIT.
Additionally, our declaration of trust further prohibits the transfer or issuance of our shares if such transfer or issuance:
•with respect to transfers only, results in our common shares being owned by fewer than 100 persons;
•results in our being “closely held” within the meaning of Section 856(h) of the Code; or
•otherwise results in our disqualification as a REIT.
Any attempted transfer of our shares which, if effective, would result in our shares being owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our shares which, if effective, would result in (1) violation of the ownership limit discussed above, (2) in our being “closely held” under Section 856(h) of the Code, or (3) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. Such shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the shares, will be entitled to receive all distributions authorized by our Board on such securities for the benefit of the charitable beneficiary. Our declaration of trust further entitles the trustee of the beneficial trust to vote all shares held in trust.

The trustee of the beneficial trust may select a transferee to whom the shares may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the shares held in trust, the intended transferee (the transferee of the shares held in trust whose ownership would violate the 9.8% ownership limit or the other restrictions on transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds or the price per share the intended transferee paid for the shares (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.
In addition, we have the right to purchase any shares held in trust at the lesser of (1) the price per share paid in the transfer that created the shares held in trust, or (2) the current market price, until the shares held in trust are sold by the trustee of the beneficial trust. An intended transferee must pay, upon demand, to the trustee of the beneficial trust (for the benefit of the beneficial trust) the amount of any distribution we pay to an intended transferee on shares held in trust prior to our discovery that such shares have been transferred in violation of the provisions of our declaration of trust. If any legal decision, statute, rule, or regulation deems or declares the transfer restrictions included in our declaration of trust to be void or invalid, then we may, at our option, deem the intended transferee of any shares held in trust to have acted as an agent on our behalf in acquiring such shares and to hold such shares on our behalf.
Any person who (1) acquires or attempts to acquire shares in violation of the foregoing ownership restriction, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a charitable trust, or (2) proposes or attempts any of the transactions in clause (1), is required to give us 15 days’ written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our Board determines it is no longer in our best interest to continue to qualify as a REIT.
The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by our Board based upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.
Distribution Policy
Any distributions to holders of common shares are paid in a specific amount and for holders as of a specified record date. Distributions may be funded with operating cash flow from our properties, offering proceeds raised in any future offerings, from debt proceeds or a combination thereof. Because substantially all of our operations will be performed indirectly through our operating partnership, our ability to pay distributions depends in large part on our operating partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. We are not prohibited from undertaking such activities by our declaration of trust, our bylaws or investment policies, and there are no current limits on the amount of distributions to be paid from such funds. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to shareholders.
Subject to the preferential rights, if any, of holders of any other class or series of our shares, distributions will be authorized at the discretion of our Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our Board may increase, decrease or eliminate the distribution rate that is being paid at any time.
We must distribute to our shareholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our trustees may authorize distributions in excess of this percentage as they deem appropriate.
Shareholder Liability
Maryland law provides that our shareholders:
•are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our Board; and
•are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.
Business Combinations
Under the Maryland Business Combination Act (the “MBCA”), a “business combination” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder is prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•any person who beneficially owns 10% or more of the voting power of the real estate investment trust’s outstanding voting shares; or
•an affiliate or associate of the real estate investment trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting shares of the real estate investment trust.
A person is not an interested shareholder under the statute if our Board approved in advance the transaction by which such person otherwise would have become an interested shareholder. However, in approving a transaction, our Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board.
After the five-year prohibition, any business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the real estate investment trust and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of outstanding shares of voting shares of the real estate investment trust; and
•two-thirds of the votes entitled to be cast by holders of voting shares of the real estate investment trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.
These super-majority voting requirements do not apply if the real estate investment trust’s common shareholders receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder. As permitted by the MGCL, we have elected by resolution of our board of trustees to opt out of the MBCA. However, we cannot assure you that our board of trustees will not opt to be subject to such provisions in the future, including opting to be subject to such provisions retroactively.
Control Share Acquisitions
With some exceptions, the Maryland Control Share Acquisition Act (the “MCSAA”) provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of shareholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares:”
•owned by the acquiring person;
•owned by our officers; and
•owned by our employees who are also trustees.
“Control shares” means voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our Board to call a special meeting of our shareholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any shareholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MCSAA, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The MCSAA does not apply to (a) shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or (b) to acquisitions approved or exempted by our declaration of trust or our bylaws.
As permitted by the MCSAA, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions:
•a classified board;
•a two-thirds vote requirement for removing a trustee;
•a requirement that the number of trustees be fixed only by vote of the trustees;
•a requirement that a vacancy on our Board be filled only by the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred; and
•a majority requirement for the calling of a special meeting of shareholders.
Our bylaws currently provide that vacancies on our Board may be filled only by the remaining trustees and for the remainder of the full term of the trusteeship in which the vacancy occurred. In addition, our declaration of trust and our bylaws also vest in our Board the exclusive power to fix the number of trusteeships.
Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws
The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest. Likewise, if our Board were to opt in to the MBCA or certain provisions of Subtitle 8 of Title 3 of the MGCL, to the extent we have not already done so, or if the provisions in our bylaws opting out of the MCSAA were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.
Advance Notice of Trustee Nominations and New Business
Our bylaws provide that with respect to an annual meeting of shareholders, nominations of individuals for election to our Board and the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by our Board, or (3) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our Board at a special meeting may be made only (A) pursuant to our notice of the meeting, (B) by our Board, or (C) provided that our Board has determined that trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.
Limitation of Liability and Indemnification of Trustees and Officers
Maryland law provides that a trustee has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the real estate investment trust’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust requires us to indemnify our trustees and officers to the maximum extent permitted under Maryland law. Additionally, our declaration of trust limits the liability of our trustees and officers for monetary damages to the maximum extent permitted under Maryland law. The former directors and officers of EA-1 also have indemnification agreements that we previously assumed for claims relating to such person’s status as a former director or officer of EA-1. Further, our charter permits the Company, with the approval of our Board, to provide such indemnification and advancement of expenses to any of our employees or agents. As a result, we and our shareholders may have more limited rights against our trustees, officers, employees and agents, than might otherwise exist under common law, which could reduce our shareholders’ and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our trustees, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to our shareholders.
Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach by any trustee, officer or other employee of the Company of a duty owed to the Company or the Company’s shareholders or of any standard of conduct set forth in the Maryland statute governing real estate investment trusts formed under the laws of that state (the “MRL”), (c) any action asserting a claim arising pursuant to any provision of the MRL or our declaration of trust or bylaws or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland (and we and our shareholders consent to the assignment of any such proceeding pending in such Court to the Business & Technology Case Management Program), or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.
Share Redemption Program
Prior to its suspension in February 2023 in anticipation of the proposed Listing, the Company had adopted the share redemption program (the “SRP”) that enabled shareholders to sell their shares to the Company in limited circumstances. The SRP was previously suspended on October 1, 2021 but resumed on a limited basis on August 5, 2022. Prior to its most recent suspension, the SRP was available only for redemptions in connection with a holder’s death, qualifying disability or determination of incompetence or incapacitation. Under the SRP in place at the time of the February 2023 suspension, the cap on quarterly redemptions was no longer tied to the NAV of shares issued under the distribution reinvestment plan (the “DRP”) and was a dollar amount to be set by the Board and disclosed by the Company. Quarterly redemptions were capped at $5 million (or some other quarterly or annual amount determined by the Board and announced at least 10 business days before the applicable redemption date). In addition, during any calendar year, with respect to each share class, the Company was permitted to redeem no more than 5% of the weighted-average number of shares of such class outstanding during the prior calendar year.
Under the SRP, when the SRP is not suspended, the Company will redeem shares as of the last business day of each quarter. The redemption price is equal to the most recently published NAV per share for the applicable class prior to quarter end. Redemption requests must be received by 3:00 p.m. (Central time) one business day before on the last business day of the applicable quarter. Redemption requests exceeding the quarterly cap are filled on a pro rata basis, except that if pro rata redemption would result in a shareholder owning less than the minimum balance of $2,500 of the Company’s common shares, then the Company would redeem all of such shareholder’s shares to the extent that there are funds available. All unsatisfied redemption requests were treated as a request for redemption at the redemption date unless withdrawn by the shareholder.
Distribution Reinvestment Plan
We have adopted the DRP, which allows our shareholders to have dividends and other distributions otherwise distributable to them invested in additional common shares. On October 1, 2021, the Board approved a suspension of the DRP, effective October 11, 2021. No sales commissions or dealer manager fees will be paid on shares sold through the DRP, but the DRP shares will be charged the applicable distribution fee payable with respect to all shares of the applicable class. The purchase price per share under the DRP is equal to the NAV per share applicable to the class of shares purchased, calculated using the most recently published NAV available at the time of reinvestment. The Company may amend or terminate the DRP for any reason at any time upon 10 days' prior written notice to shareholders, which may be provided through the Company's filings with the SEC.